UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR lSd-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 5th, 2026

File Number 333-289205

DAVION HEALTHCARE PLC

(Translation of registrant's name into English)

The Cube

Monahan Road

Cork

T12 H1XY

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F □

Davion Healthcare Plc (the “Company”) hereby furnishes the following information under Form 6-K:

Amendment to NeuRX Licence Agreement

Davion Healthcare Plc (the “Company”) announces that on December 28th, 2025, it executed an Addendum with NeuRX Inc. to the existing Global Manufacturing and Distribution Licence Agreement.

The Addendum makes the following administrative amendments:

The commencement date of the Agreement has been revised to the start of the second half of 2026.

The commencement of scheduled payments to the Company, originally expected to begin in December 2025, has also been aligned with the new commencement date and will now begin in July 2026.

No other terms, conditions, obligations, or commercial provisions of the Agreement have been amended, and all other aspects of the Agreement remain in full force and effect.

The original Agreement, dated October 8th, 2025, was previously filed as Exhibit 10.3 to the Company’s Form F-1 (File No. 333-289205) filed on November 7th, 2025, and is incorporated herein by reference.

Exhibit

A copy of Addendum No.1 is furnished herewith as Exhibit 99.1 to this Report on Form 6-K.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 5th, 2026

Davion Healthcare Plc

By: /s/ Jack Kaye

Name: Jack Kaye

Title: Chief Executive Officer

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